EXHIBIT 99.1

THIRD WAIVER AND SECOND AMENDMENT TO AGREEMENT

Reference is made to the Fifth Amended and Restated Credit Agreement dated as of September 6, 2007 by and among, amongst others, FirstService Corporation, as Canadian Borrower, FirstService (USA), Inc. and FirstService Delaware, LP, as U.S. Borrowers (together with the Canadian Borrower, the “Borrowers”), the Wholly-Owned Subsidiaries named on the execution pages thereof, as Unlimited Guarantors, the banks named on the execution pages thereof, as Lenders (the “Lenders”), TD Securities, as Lead Arranger and Bookrunner, The Toronto-Dominion Bank, as Collateral Agent (the “Collateral Agent”) and Canadian Administration Agent and Toronto Dominion (Texas) LLC, as U.S. Administration Agent, as amended and as the same may be amended, supplemented, revised, restated or replaced from time to time, (the “Agreement”).

THIS THIRD WAIVER AND SECOND AMENDMENT TO AGREEMENT (the “Third Waiver and Second Amendment”) is executed as of the 31st day of March, 2009 (the “Amendment Date”), by the Borrowers, the Guarantors (as defined in the Agreement) and the Collateral Agent;

WHEREAS by way of a Waiver and First Amendment dated as of January 25, 2008, certain provisions of the Agreement were, inter alia, waived until June 30, 2008;

AND WHEREAS by way of a Second Waiver to Agreement dated as of June 26, 2008, certain provisions of the Agreement were waived until March 31, 2009;

AND WHEREAS the Borrowers have requested the Collateral Agent, and the Collateral Agent has agreed, subject to the consent of the Lenders, to waive and amend certain provisions of the Agreement, but only to the extent and subject to the limitations set forth herein;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Agreement.

Amendment

Effective as of the Amendment Date, the definition of “Shareholders’ Equity” is amended by adding the following words immediately after “GAAP”:

“excluding Financial Accounting Standards No. 160, Non-Controlling Interests, under GAAP”

Waiver

a)
The Collateral Agent (for itself and or behalf of the other Lenders), in respect of advanced commercial mortgage loans made in connection with the CIMC Business not exceeding the principal amount of Cdn.$12,800,000 in the aggregate up until April 6, 2009, and Cdn.$10,500,000 in the aggregate thereafter, hereby waives the requirement under Section 8.3(b)(viii) of the Agreement and the definition of CIMC Business therein that the commercial mortgage loans owned by CIMC as mortgagee not exceed 9 months.

Reaffirmation of Obligations

Each of the Borrowers and each of the Guarantors:

a)	reaffirm its obligations under the Agreement; and

b)	confirms that its obligations remain in full force and effect with respect to the Agreement,

in each case as of the Amendment Date after giving effect to the waiver provided for herein.

Reaffirmation of Representations and Warranties

Each of the Borrowers and each of the Guarantors hereby represent and warrant that as of the date of the execution of this Third Waiver and Second Amendment:

a)	there exists no Default or Event of Default under the Agreement; and

b)
its representations and warranties contained in Article VIII of the Agreement are true and correct as of such dates, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

No Other Waiver

Except to the limited extent set forth herein:

a)	no additional waiver of any other term, condition, covenant, agreement or any other aspect of the Agreement is intended or implied; and

b)
except for the specific period of time and circumstances covered by this agreement, no other aspect of the covenants referred to herein is waived, including without limitation for any other period or circumstance, and no such waiver is intended or implied.

This Third Waiver and Second Amendment is therefore limited exclusively to the specific purposes and time period for which it is given.

Conditions to Effectiveness

This Third Waiver and Second Amendment shall become effective upon:

a)	delivery to the Collateral Agent of two (2) originally executed copies of this Third Waiver and Second Amendment, dated the Amendment Date, as executed by the Borrowers and Guarantors;

b)	the Collateral Agent having received consent from the Majority Lenders and any other consents necessary in connection with this Third Waiver and Second Amendment;

c)	the Collateral Agent having received such other certificates, documentation and opinions as the Collateral Agent may request, acting reasonably; and

d)	the Collateral Agent being satisfied that all representations and warranties contained in Article VIII of the Agreement shall remain true and accurate following the Third Waiver and Second Amendment.

Guarantor Acknowledgement

The Guarantors (i) consent to and approve the execution and delivery of this Agreement by the parties hereto, (ii) agree that this Third Waiver and Second Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under the guarantees pursuant to the Agreement (the “Guarantees”) and under the Agreement as waived hereunder, and that such obligations would not be limited or diminished in any manner even if the Guarantors had not executed this Third Waiver and Second Amendment, (iii) agree that this Third Waiver and Second Amendment shall not be construed as requiring the consent of the Guarantors in any other circumstance, (iv) reaffirm their obligations, representations and warranties under the Guarantees and under the Agreement, and (v) agree that the Guarantees and the Agreement remain in full force and effect and are hereby ratified, continued and confirmed.

Security

By signing this Agreement, the Borrowers and Guarantors confirm that all security delivered to or for the benefit of the Collateral Agent on behalf of the Lenders pursuant to the Agreement remains in full force and secures all indebtedness, liabilities and obligations of the Borrowers and Guarantors under the Agreement.

No Novation

This Third Waiver and Second Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are waived by the provisions of this Third Waiver and Second Amendment.

Expenses

All reasonable expenses of the Collateral Agent in connection with this Third Waiver and Second Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

Benefit of Agreement

This Third Waiver and Second Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Third Waiver and Second Amendment.

Counterparts

This Third Waiver and Second Amendment may be executed in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Governing Law

This Third Waiver and Second Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Third Waiver and Second Amendment to be executed as of the date first above written.

FIRSTSERVICE CORPORATION, as Canadian Borrower		THE TORONTO-DOMINION BANK, as Collateral Agent
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen Title: Senior Vice President and Chief Financial Officer		Name: Wayne Shiplo Title: Vice President, Loan Syndications

FIRSTSERVICE (USA) INC., as a U.S. Borrower		FIRSTSERVICE DELAWARE, LP BY ITS GENERAL PARTNER, FIRST SERVICE CORPORATION, as a U.S. Borrower
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Assistant Secretary		Title: Senior Vice President and Chief Financial Officer
I have the authority to bind the Corporation		I have the authority to bind the Corporation

INTERCON SECURITY LIMITED, as an Unlimited Guarantor		FIRSTSERVICE ACQUISITIONCO INC., as an Unlimited Guarantor
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Director		Title: Secretary
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRST SERVICE CAM HOLDINGS, INC., as an Unlimited Guarantor		FIRSTSERVICE DELAWARE CAM, INC., as an Unlimited Guarantor
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Assistant Secretary		Title: Secretary
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRSTSERVICE (USA) SECURITY HOLDINGS, INC., as an Unlimited Guarantor		2156593 ONTARIO LIMITED, as an Unlimited Guarantor
Per:	/s/	Per:	/s/
	Name: John B. Friedrichsen		Name: John B. Friedrichsen
	Title: Senior Vice President		Title: Chief Financial Officer
I have the authority to bind the Corporation		I have the authority to bind the Corporation

FIRST SERVICE ADMINISTRATION GP, BY ITS PARTNER, 2156593 ONTARIO LIMITED
Per:	/s/
Name: John B. Fredrichsen
Title: Chief Financial Officer
I have the authority to bind the Corporation